

Mail Stop 3720

October 24, 2007

<u>**Via U.S. Mail and Fax (212-309-9081)**</u>
Mr. David E. Kennedy
President and Chief Executive Officer
Interep National Radio Sales, Inc.
100 Park Avenue
New York, NY 10017

      RE: **Interep National Radio Sales, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2006
                Filed April 2, 2007

                Forms 10-Q for March 31, 2007 and June 30, 2007
                File No. 0-28395

Dear Mr. Kennedy:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.   Please amend your Form 10-K to provide a report that references all financial statements presented rather than just the two years ended December 31, 2006. In this regard, we note your required presentation of the year ended December 31, 2004.

Consolidated Statements of Operations, page F-4

2.   Please revise to present a line item "costs of revenues" to comply with Rule 5-03(b) of Regulation S-X. Also, since the amortization of the cost of obtaining station representation contracts are directly attributable to the generation of revenue, revise to allocate such costs to "costs of revenues."

Consolidated Statements of Cash Flows, page F-6

3.   We note that you report cash flows from representation contract payments as financing activities. Please tell us how you determined that these cash flows should be reported as financing rather than operating activities or investing activities. We note that the revenue from the sale of these contracts has been reflected in operating income.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

4.   We note that you recognize commissions on the standard broadcast calendar that ends on the last Sunday of each reporting period. However, all other revenue and expenses are recorded on the basis of a fiscal year. Please tell us the consideration that you have given to adopting a 52-53 week year for financial reporting.

Representation Contract Termination Revenue and Contract Acquisition Costs, page F-8

5.   We note your statement that from time to time you have paid inducements to extend the life of contracts with your radio groups. Further, it appears that such costs are included in the depreciation and amortization line item in the consolidated statements of operations. If these costs are paid directly to your customers to extend your contract with them, it appears that such costs should be recorded as a reduction of revenues. Refer to EITF 01-9. Please advise or revise.

Forms 10-Q for March 31 and June 30, 2007

6.   Revise, as applicable, for comments issued regarding Form 10-K for the Year Ended
        December 31, 2006.

                                        *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your responses to our comments and
provides any requested information. Please furnish your response letter on EDGAR.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filings or in response to our comments on your filings.

        You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385, or Kyle
Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments
on the financial statements and related matters. Please contact me at (202) 551-3810 with any
other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director